SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

P-57 will go on stream in late 2010

Rio de Janeiro, October 06 2010 – Petróleo Brasileiro S.A. - Petrobras announces that it has christened today, at the Brasfels shipyard, in Angra dos Reis (RJ), the P-57 vessel platform, which will operate in the Jubarte field, in the Espírito Santo portion of the Campos Basin, 80 km off the Espírito Santo coast. This unit opens the way for a new generation of platforms, designed and built based on an engineering concept that focuses on streamlining projects and standardizing equipment. This is a model that will be a reference for future Petrobras platforms, such as the P-58 and P-62, and for units that will operate in the Santos Basin pre-salt cluster.

The P-57 is an FPSO- (floating production, storage, and offloading) type platform, and is part of the second phase of development for the Jubarte field. Anchored at a water depth of 1260 meters, it will produce oil of 17 degrees API (a measure of the oil density). The platform will be capable of processing up to 180,000 barrels of oil and 2 million cubic meters of gas per day. It will go on stream later this year interconnected to 22 wells, 15 of which producers and seven water injectors. It will be the first unit of this complexity to operate on the Espírito Santo coast.

Production is expected to peak by early 2012. The oil it produces will be transferred on shuttle tankers to land, while the gas will flow through an undersea pipeline to the Sul Capixaba Gas Treatment Unit, located in the region of Ubu, in the town of Anchieta, which is located at about 100 km from Vitória.

Technological innovations

The P-57's production system is equipped with a new technology to collect 4D seismic data, permanently installed on the seabed. This solution will afford greater flexibility in obtaining seismic data while improving reservoir interpretation quality, and, thus, optimize production. The unit will also adopt an innovative method to lift the oil that is in the reservoir up to the platform. The approach consists of a centrifugal subsea submersible pump (BCSS) installed in a special compartment on the seabed, separated from the producing wells. This design will allow for cost reductions in the event of equipment repair.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Engineering challenges

The engineering, procurement, and construction contract for the P-57 was signed in February 2008 with Single Buoy Moorings Inc. (SBM). The platform's hull was converted from the Island Accord oil tanker at the Keppel Shipyard, in Singapore, between October 2008 and March 2010. Simultaneously, the oil and gas processing modules were built in Brazil, at the UTC Engenharia construction site, in Niterói (RJ), and at the Brasfels shipyard, in Angra dos Reis (RJ). The hull arrived at the Brasfels shipyard last April, when module installation was completed, all systems were interconnected, and the unit's final tests ran.

The construction of the P-57 reached a contractual level of national content of about 68%. The strategy of prioritizing good and service procurement in the Brazilian industry seeking to contribute to the development and expansion of the domestic industry resulted in the generation of over 2,000 direct jobs in the country.

Simplification and efficiency

The knowledge gained from building the P-57 will serve as a model both for the design of the P-58, P-62, and P-63 platforms, and for the "replicant FPSOs" intended for use in the Santos Basin pre-salt area (state of São Paulo). The new unit's design was simplified and its equipment standardized pursuant to the highest operating safety standards. This strategy ensured greater efficiency both in project management and in the progress of the procurement, construction, assembly and testing stages. The result was the strict compliance with contractual terms, the maintenance of the initial planned cost, and the assurance of the quality demanded under the contract. Additionally, the new strategy resulted in a lighter, easier-to-maintain platform, a significant gain, therefore, from the economic, managerial, and technical standpoints.

Technical characteristics of the P-57

Location: Jubarte field, in Espírito Santo, 80 km off the coast

Depth of operation: up to 1260 meters

Oil production capacity: 180,000 barrels per day, 17 degree API oil

Gas compression capacity: 2 million cubic meters per day

Length: 312 meters (equivalent to three football fields)

Width: 56 m

Maximum height: 105 m (equivalent to a building of about 30 stories)

Living quarters: 110 people

Total weight: 54,000 thousand tons

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.